[LATHAM & WATKINS LETTERHEAD]

November 23, 2009

VIA EDGAR, FACSIMILE ((202) 772-9291) AND FEDERAL EXPRESS

Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
John L. Krug, Senior Counsel, Division of Corporate Finance

Re:	Geron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A filed April 10, 2009
File No. 000-20859

Ladies and Gentlemen:

     On behalf of Geron Corporation (the “Company” or “Geron”), we are hereby responding to the comments received by facsimile on November 9, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K, which was initially filed with the Commission on February 27, 2009 (the “Form 10-K”), and to the Company’s above-referenced Definitive Proxy Statement, which was initially filed with the Commission on April 10, 2009 (the “Definitive Proxy Statement”). We are responding to the Staff’s comments on behalf of Geron, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Geron’s responses follow each of the Staff’s comments.

Form 10-K

Patents and Proprietary Technology, page 12

1.	For each of your three technology platforms, please identify your most material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s), disclose when the patent(s) expire, and disclose whether you hold or license the patent(s).

Response:

     In response to this comment, we intend to revise the presentation in our Annual Report on Form 10-K for the fiscal year ending December 31, 2009 relative to our patents in substantially the form presented in Exhibit A.

Definitive Proxy Statement

Annual Incentive Awards, page 27

2.	We note that bonus payments are based upon the Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the individual performance factors the Compensation Committee considered to determine your executive officers' bonus payments. Please provide us, with draft disclosure for your 2010 proxy statement which provides the following:
  A specific description of each of the individual performance objectives;

  The threshold, target and maximum levels of performance applying to each quantifiable performance objective; and

  A comprehensive discussion explaining how the level of achievement of each objective will affect the actual bonuses to be paid.

Response:

          As the biopharmaceutical industry is characterized by a very long product development cycle, including a lengthy research and development period and a rigorous approval phase involving human testing and governmental regulatory approval, many of the traditional quantifiable, benchmarking metrics, such as product sales, revenues and profits are inappropriate for a non-commercial stage biopharmaceutical company, such as Geron. Instead, the specific goals our Compensation Committee considers when evaluating the individual performance of our named executives include the individual’s contributions with respect to:

  key research and development achievements;

  clinical trial progress;

  achievement of regulatory milestones;

  establishment and maintenance of key strategic relationships; and

  development of organizational capabilities.

     Our Compensation Committee does not specifically weight or allocate these goals when assessing individual executive officer performance. Instead, it subjectively reviews the individual executive officer’s performance with respect to these goals on an overall basis in support of Company goal achievement as well as his or her execution of departmental, functional goals.

     Bonus payments for executive officers (and all Geron employees) are weighted based on the level of achievement of individual and Company performance goals as noted on page 29 of the Definitive Proxy Statement. The level of achievement of individual and corporate performance factors ranges from 0% to 100% and is assigned by the Compensation Committee based upon its qualitative assessment of individual and corporate performance against individual and corporate goals, respectively. There are no minimum threshold targets or multipliers that would increase the bonus targets.

     The Company proposes that it will include additional disclosure of the individual goals for each named executive officer and the general criteria utilized by the Compensation Committee in assessing individual executive officer performance in its 2010 proxy statement. In addition, the Company will include additional disclosure regarding the range that could be applied to corporate and individual performance goals as well as the absence of minimum threshold targets and multipliers. The Company proposes to include disclosure in its 2010 proxy statement which is similar to the modified excerpt from its 2009 Compensation Discussion and Analysis attached hereto in Exhibit B (which disclosure shall reflect appropriate adjustments to reflect the Company’s 2009 compensation program and related Compensation Committee assessments). The exhibit is based on the original language from the Definitive Proxy Statement and has been marked to reflect the modified proposed disclosure for ease of review.

*****

As requested in the Staff’s letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

     Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Thomas B. Okarma, Geron Corporation
David L. Greenwood, Geron Corporation
Olivia Bloom, Geron Corporation
Alan C. Mendelson, Esq., Latham & Watkins LLP

EXHIBIT A

Patents and Proprietary Technology

     A broad intellectual property portfolio of issued patents and pending patent applications supports our internal product development and partnering relationships. It is also the asset on which our out-licensing activities are based. As of [DATE], we own or have licensed over [180] issued or allowed United States patents, [370] granted or accepted foreign patents and [342] patent applications that are pending around the world.

     Our policy is to seek appropriate patent protection for inventions in our principal technology platforms — telomerase and human embryonic stem cells — as well as ancillary technologies that support these platforms or otherwise provide a competitive advantage or commercial benefit to us. We achieve this by filing patent applications for discoveries made by our scientists, as well as those that we make in conjunction with our scientific collaborators and strategic partners. Typically, although not always, we file patent applications in the United States and in major markets around the world. We determine the jurisdictions in which to file a particular patent family based on factors including: the technology involved; projected market opportunity for our products; and other relevant commercial activities in the jurisdiction in question. A typical patent application family includes applications in the United States, Canada, Europe, Japan, China, India, Australia and South Korea. In addition, where appropriate, we obtain licenses from other organizations to patent filings that may be useful in advancing our scientific and product development programs or proprietary position in a technology. The jurisdictions in which those in-licensed patents are filed may have already been selected by the licensing organization from which we obtain the rights; often they are filed in fewer countries than our internal filings.

     The development of biotechnology products, including ours, typically includes the early development of a platform technology base, followed by rounds of increasingly focused innovation around a product opportunity, including identification and definition of a specific product candidate, manufacturing processes, product formulation and administration methods. The result of this is that biotechnology products are often protected by several families of patent filings that are filed at different times during product development and cover different aspects of the product. Consequently, earlier filed, broad technology platform patents will usually expire ahead of patents covering later developments such as product formulations, so that patent expirations on a product may span several years. Patent coverage may also vary from country to country based on the scope of available patent protection. There are also limited opportunities to obtain extension of patent coverage for a product in certain countries, which add further complexity to the determination of patent life.

     With the foregoing in mind, below we provide an overview of the patent protection for our major programs. It is important to note that all of our product candidates are still under development, so further innovation and associated patent filings may provide additional patent coverage. Furthermore, the patent expiration ranges given are for the U.S. only and only for patent families where patents have already issued (i.e., they do not account for recently filed patent families where the expiration date of patents yet to issue may be after the last expiration date given here). The stated expiration dates also do not account for potential patent extensions that may be available. The information provided here should be reviewed in the context of the section entitled “Risks Related to Protecting Our Intellectual Property” that begins on page [21].

     We endeavor to monitor worldwide patent filings by third parties that are relevant to our business. Based on this monitoring, we may determine that an action is appropriate to protect our business interests. Such actions may include negotiating patent licenses where appropriate, filing oppositions or re-examinations against a patent, or filing a request for the declaration of an interference with a U.S. patent application or issued patent. Similarly, third parties may take similar actions against our patents. By way of example, in 2005 we were involved in interference proceedings that we had initiated at the U.S. Patent and Trademark Office involving patents and patent applications for nuclear transfer technology; judgments in those actions were entered in our favor. We are currently also involved in patent opposition proceedings before the European Patent Office and the Australian Patent Office both as the party holding the opposed patent, and in opposition to patents granted or proposed to be granted to another entity.

Telomerase

     Our telomerase platform is the mainstay of our oncology program and it serves as the basis for other product opportunities. The table on page [4] describes the telomerase products currently in development by Geron and our partners. Our patent portfolio includes over [122] issued or allowed U.S. patents, [220] granted or accepted foreign patents and over [114] patent applications pending worldwide relating to our telomerase product opportunities. These include patents covering the cloned genes that encode the RNA component (hTR) and the catalytic protein component (hTERT) of human telomerase. Related issued and pending patents cover cells that are immortalized by expression of recombinant hTERT, cancer diagnostics based on detecting the expression of telomerase in cancer cells, and telomerase inhibitors for use as cancer therapeutics. We also own patents covering novel amidate oligonucleotide chemistry that we employ in our telomerase inhibitor program, and methods of manufacturing these oligonucleotides.

     Imetelstat (GRN163L): Our patent rights relevant to Imetelstat include those covering the nucleic acid sequence of hTR on which Imetelstat is based; amidate oligonucleotide chemistry employed in Imetelstat; and manufacturing processes for the drug. These patents are wholly owned by Geron. The expiration dates on these patents range from 2014 to 2025.

     GRNVAC1: Our patent rights relevant to GRNVAC1 include those covering hTERT; RNA-pulsed dendritic cells; and the LAMP sequence. We co-own the hTERT patents with the University of Colorado and hold an exclusive license to the Colorado rights. The patents covering the RNA-pulsed dendritic cell technology are owned by Duke University, and we hold co-exclusive license right to those patents from Argos Inc. The patents covering the LAMP sequence are owned by Johns Hopkins University and we hold an exclusive license under those patents to use the LAMP sequence in conjunction with telomerase from Immune Therapeutics Inc. The expiration dates on these patents range from 2014 to 2018.

     Merck V934 / V935: We have licensed our hTERT patent rights to Merck for the development of this product. The relevant issued patents will expire in 2017.

Embryonic Stem Cells

     Our human embryonic stem cell platform serves as the basis for the development of product candidates that are listed in the table on page [7]. Our patent portfolio includes [39] issued or allowed United States patents, [97] granted or accepted foreign patents and over [212] patent applications pending worldwide relating to our hESC-based product opportunities. This portfolio includes: foundational hESC patents licensed to us (exclusively and non-exclusively, varying by field of use) from the University of Wisconsin-Madison, or WARF; and patent families exclusively licensed to us by the University of California, the University of Oxford and the Robarts Institute. However, the majority of patent filings in this portfolio is owned by Geron and cover technologies that we have developed to enable scalable manufacturing of various cell types from hESCs.

     By way of example, our hESC portfolio includes patents and patent applications covering technologies that we believe will facilitate the commercial-scale production of hESCs, such as methods for growing the cells without the need for cell feeder layers, and novel synthetic growth surfaces that we are developing in conjunction with Corning Life Sciences. We also own or have licensed patent rights covering cell types that can be made from hESCs, including hepatocytes (liver cells), cardiomyocytes (heart muscle cells), neural cells (nerve cells, including dopaminergic neurons and oligodendrocytes), chondrocytes (cartilage cells), pancreatic islet ß cells, osteoblasts (bone cells), hematopoietic cells (blood-forming cells) and dendritic cells.

     GRNOPC1: Our patent rights relevant to GRNOPC1 include rights licensed from WARF and the University of California (both licensed exclusively for this product application), and various Geron-owned patent families covering the growth of hESCs and their differentiation into neural cells. The expiration dates range from 2015 to 2024.

     GRNCM1: Our patent rights relevant to GRNCM1 include rights licensed from WARF (licensed exclusively for this product application), and various Geron-owned patent families covering the growth of hESCs and their differentiation into cardiomyocyte cells. The expiration dates range from 2015 to 2025.

     GRNIC1: Our patent rights relevant to GRNIC1 include rights licensed from WARF (licensed exclusively for this product application), and various Geron-owned patent families covering the growth of hESCs and their differentiation into pancreatic islet cells. The expiration dates range from 2015 to 2023.

     GRNVAC2: Our patent rights relevant to GRNVAC2 include rights licensed from WARF (licensed non-exclusively for this product application) and the University of Oxford and the Robarts Institute (both licensed exclusively for this product application), and various Geron-owned patent families covering the growth of hESCs and their differentiation into dendritic cells. The expiration dates range from 2015 to 2021.

     GE Healthcare product candidates (various): Our alliance agreement with GE Healthcare includes a license grant from Geron to GE Healthcare under Geron’s hESC patents to commercialize any hESC-derived cell type for drug discovery applications. GE Healthcare plans to focus its initial product development efforts on hepatocytes and cardiomyocytes. Our patents on these particular cell types expire in 2020 and 2025, respectively.

Nuclear Transfer

     Viagen, Inc.: A third technology platform, nuclear transfer, is protected by the patent rights that we purchased in 1999 with the acquisition of the U.K. company Roslin Bio-Med, which we now operate as Geron Bio-Med. We license these rights to Viagen, Inc., in which we hold a 27% equity stake, for use in non-human animal cloning applications. [21] United States patents have now been issued or been allowed, and [53] foreign patents have been granted or accepted. In addition, we have [11] pending patent applications worldwide relating to nuclear transfer. The expiration dates of these patents range from 2016 to 2022.

EXHIBIT B

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

     Executive compensation programs impact all employees by establishing a general framework for compensation and creating a work environment focused on expectations, goals and rewards. Because the performance of every employee is important to overall success, the Board is mindful of the impact executive compensation and incentive programs have on all employees. In considering executive compensation policies and practices, the Board balances the needs to conserve cash and minimize shareholder dilution against the requirements to attract, retain and motivate company management and employees.

     We maintain our headquarters and operations in the San Francisco Bay area, which has a high cost of living and a highly competitive employment environment. Specifically, numerous biotechnology and other high-growth or commercial companies are nearby and compete for the same personnel that we seek to recruit, motivate and retain. In addition, the business cycle in the biotechnology industry is much longer than other commercial industries requiring long-term dedication from employees. Building an infrastructure that fosters growth and technological innovation requires substantial investment in people and resources with no guarantee of return.

     In reconciling these areas, the Board strives to act in the long-term best interests of the Company and its stockholders. Because of these challenges, the Board has structured Geron’s executive compensation strategy and structure based on the following principles:

•	Reward Successful Execution of Business Strategy:

Executive bonus compensation is predicated on organizational success in addition to individual achievement. The compensation program is designed to support the corporate business strategy and business plan by clearly communicating what is expected of each executive with respect to goals and results, and reward entity/team success, not just individual effort.

•	Attract and Retain Qualified Talent:

Successful execution of the business strategy necessitates keeping the Company’s management team in place and focused on business goals. Therefore, the Company’s program must be competitive including equity awards granted with vesting schedules designed to promote retention.

•	Align Management and Stockholder Interests:

Long-term equity compensation underscores the common interests of stockholders and management by providing a continuing financial incentive to maximize long-term value to stockholders.

Objectives of the Executive Compensation Program

      The executive compensation program is designed to achieve four primary objectives:

1.	Ensure base pay is competitive for the role or job to be performed and to retain the executive for succession planning while providing reasonable and responsible pay arrangements in order to maintain a sustainable cost framework.

2.	Recognize performance of annual goals and milestones achieved through annual incentives.

3.	Reward achievement of long-term goals and enhancement of shareholder wealth through the long-term incentive program.

4.	Provide a cost effective but competitive benefits package that promotes a positive work environment fostering teamwork among and high morale within the executive team.

Compensation Elements and Purpose

      Executive compensation at Geron consists of the following elements:

  Base salary: Compensation for ongoing performance throughout the year.

  Annual incentive awards: Awarded to recognize and reward performance, in the context of individual, team and Company performance, in the fiscal year just ended.

  Long-term incentive awards: Equity compensation to provide an incentive to manage the Company from the perspective of an owner with an equity stake in the business.

  Other benefits: Employee benefit plans in which executives and all employees participate.

  Severance and change in control benefits: Remuneration paid to executives in the event of a change in control of the Company or involuntary employment termination.

     To date, we have not structured our compensation elements for executive officers so as to target each separate component at a specific percentage of their total direct compensation for the year. The component elements of the compensation plan work together to help attract, retain and incentivize an experienced and highly capable management team.

Compensation Committee Role

     The Compensation Committee (the Committee) determines all compensation for executive officers. Both Compensation Committee members are independent of the Company’s management. The Chief Executive Officer does not participate in the Compensation Committee’s deliberations or decision with regard to his compensation.

     To aid the Committee in its responsibilities, the Chief Executive Officer (assisted by senior human resources personnel) provides the Committee with a variety of information, including survey data, analyses and recommendations relating to the Company’s performance, individual performance of other executive officers and compensation recommendations for every employee, including all executive officers, except the Chief Executive Officer. In preparation for the Committee’s review and decision, the Chief Executive Officer tasks senior human resources personnel with project leadership for internal compensation and performance review. Each executive officer is responsible for ensuring employee performance reviews within their groups are completed on a timely basis and such reviews objectively reflect the employee’s accomplishments as well as areas for improvement. All of the executive officers, including the Chief Executive Officer, review the performance ratings for each employee, the proposed salary change and the recommended bonus award. This comprehensive review includes consideration of effective performance management, motivation and retention of key employees, internal equity considerations, compliance with legal and benefit plan requirements, tax and accounting treatment, disclosure and other legal requirements.

     At the Committee’s request, the Chief Executive Officer reviews the performance of the other executive officers with the Committee, but no other executive officer has any input into the executive compensation decisions. The Committee gives considerable weight to the Chief Executive Officer’s evaluation of the other executive officers because of his direct knowledge of each officer’s performance and contributions. For each officer, the Committee independently determines each component of compensation based on their collective assessment of the officer’s performance using the following factors:

  performance against corporate and individual objectives for the previous year;

  difficulty of achieving desired results in the coming year;

  value of unique skills and capabilities to support long-term performance of the Company;

  performance of general management responsibilities;

  reporting structure and internal pay relationships;

  extraordinary contributions as a member of the executive management team;

  market information; and

  overall company performance.

     The Committee exercises judgment in allocating between cash and non-cash compensation. The Committee has the authority to retain special counsel and other experts, including compensation consultants, to support their responsibilities in determining executive compensation and related programs. The Committee did not utilize any consultants in evaluating executive compensation in 2008.

Calculation of Compensation Elements

Base Salary

     The Committee annually evaluates executive officer base salaries and adjustments are made at the beginning of the year to reflect changes in job responsibilities and market conditions. When establishing or reviewing base salaries for each executive officer, the Committee considers numerous factors, including the qualifications of the executive, his or her level of relevant experience, nature and responsibility of the position, strategic goals for which the executive has responsibility, Company and individual performance, salary norms for persons in comparable positions at comparable companies, the competitiveness of the market for the executive’s services and industry compensation levels.

     In determining base salary, the Committee reviews independent survey data, such as the Radford Biotech Survey, as well as publicly available data from companies with which Geron competes for talent. The businesses chosen for comparison may differ from one executive to the next depending on the scope and nature of the business for which the particular executive is responsible. Companies used for compensation evaluation may include Genentech Inc., Gilead Sciences, Inc., Amgen Inc., Genzyme Corporation, Biogen Idec Inc., CV Therapeutics Inc. and others. These companies are larger than us with respect to market capitalization, revenue and employees and represent the market in which we compete for talented executives, especially for positions which we will be developing in the future to help us plan for our next stage of anticipated growth. Although base salary information from comparable companies is useful comparative information, the Committee does not require that the base salary of individual executives bear any particular relationship to salaries of executives of similar positions of those comparable companies. In the biopharmaceutical industry, many traditional measures of corporate performance, such as earnings per share or sales growth, may not readily apply in reviewing performance of executives. Because of Geron’s current stage of development, the Committee evaluates other indications of performance, including progress of the Company’s research and development programs and corporate development activities, as well as the Company’s success in securing capital sufficient to enable the Company to continue research and development activities.

2008 Compensation Decisions

     The Committee met in December 2007 to evaluate executive officer performance and compensation. The Committee believes that increases to base salary should reflect the responsibilities of the position, the individual’s performance for the year and his or her pay level relative to similar positions within the Company and at comparable companies. Upon reviewing executive compensation of comparable companies, the Committee determined that recruitment of qualified individuals for the Company would require increases in compensation from current internal levels. Given the continued progress at the Company on multiple development programs and the need to retain current management given individual and collective performance, the Committee awarded the following merit salary increases to the Principal Executive Officer, the Principal Financial Officer and the three most highly compensated executive officers of the Company (the Named Executive Officers or NEOs):

		%
		Increase
		From
	2008	2007
Officer and Position	Salary	Salary
Thomas B. Okarma, Ph.D., M.D.
President and Chief Executive Officer	$535,000	5%
David L. Greenwood
Executive Vice President, Chief Financial Officer	$415,000	5%
David J. Earp, Ph.D., J.D.
Senior Vice President, Business Development and Chief
Patent Counsel	$325,000	5%
Calvin B. Harley, Ph.D.
Chief Scientific Officer, Telomerase Technologies	$315,000	3%
Jane S. Lebkowski, Ph.D.
Senior Vice President, Chief Scientific Officer,
Regenerative Medicine	$335,000	5%

Annual Incentive Awards

     Annual incentive awards are awarded on a discretionary basis, usually following the Company’s fiscal year-end. They are designed to reward achievement of corporate and individual goals set by the Committee at the beginning of the year, as well as qualify, to the extent applicable, for performance-based compensation which is not subject to the $1,000,000 limitation on company income tax deductibility per executive officer imposed under Section 162(m) of the Internal Revenue Code. For more information about Section 162(m), please see page 33.

     All employees, including executive officers, have an established potential award which is equal to a percentage of the employee’s base salary. The percentage increases with increasing rank in the Company. The maximum bonus targets for executive officers in 2008 ranged from 35% to 60% of base salary depending on the officer’s position. In addition, the bonus targets are weighted for individual and Company performance factors (each on an aggregate basis) as noted below. The weighting of individual and corporate performance factors range from 0% to 100% and are assigned by the Committee based upon their qualitative assessment of individual and corporate performance against individual and corporate goals, respectively. There are no minimum threshold targets or multipliers that would increase the bonus targets.

     Each year, the Chief Executive Officer provides Company goals to the Board for review and approval and the Board approves the goals and assigned weightings. The weightings for each goal vary year to year depending on the importance of the goal for a particular year. The goals correlate with increased business value of the Company and for its stockholders and are sufficiently difficult that such achievement is not assured at the time the goals are set. Annual goals typically include the following:

  product development, such as enhances in technology or manufacturing;

  clinical progress, such as initiation of clinical trials, patient enrollment and patient data;

  corporate development, such as strategic collaborations; and

  finance, legal and administration, such as patent enforcement, budget controls and maintenance of a strong balance sheet.

     ~~All employees, including executive officers, have an established potential award which is equal to a percentage of the employee’s base salary. The percentage increases with increasing rank in the Company. The maximum bonus targets for executive officers in 2008 ranged from 35% to 60% of base salary depending on the officer’s position. In addition, the bonus targets are weighted for individual and Company performance as noted below.~~

     Individual goals for executive officers focus on contributions that facilitate the achievement of overall Company goals and development of the organization. Each year, the Board reviews and approves the individual goals for executive officers. Corporate and individual goals are sufficiently difficult to require the Company and executive officers to perform at a high level in order to meet the goals and the likelihood of attaining these goals is not assured.

     As part of the annual year-end performance reviews, the Committee (with input from the Chief Executive Officer and the other Board members) evaluates the Company’s overall performance for the given year with respect to the approved goals as well as other significant Company performance accomplishments while also taking into consideration the degree of difficulty in achieving the goal and any particular events or circumstances that impacted performance. For this assessment, the Committee evaluates the status of Geron’s development programs, clinical progress and corporate development activities. This necessarily involves a subjective assessment of corporate performance by the Committee. Moreover, the Committee does not base its considerations on a single performance factor, but rather considers a mix of factors in evaluating Company and individual performance.

     The Chief Executive Officer evaluates individual performance (for officers other than himself) through written evaluations. He provides the evaluations to the Committee along with his recommendations for each officer’s individual performance factor. The Committee reviews the performance and assessment of each executive officer and then evaluates the Chief Executive Officer. The Committee also considers the following general criteria when evaluating individual performance, not all of which are applicable to all executive officers:

  the individual’s role in the research, development, acquisition and/or licensing of product candidates and technologies;

  the individual’s contribution to the achievement of key research, development and business milestones;

  the individual’s contribution to the management team and development and application of leadership skills to drive future performance of the Company;

  the individual’s ability to attract, hire, manage, retain and motivate staff in support of the achievement of the Company’s performance objectives;

  the individual’s contribution to the achievement of key financial objectives of the Company, including the management of financial budgets and forecasts, and as appropriate, involvement in investor relations and corporate funding initiatives; and

  the individual’s management and regulatory compliance requirements related to his or her responsibilities.

     At the end of the year, the Committee evaluates, on a qualitative basis, the level of each executive officer’s attainment of his or her individual performance goals. The Committee does not specifically allocate or weight these goals and considers the attainment of the individual goals on overall basis when assessing performance for each executive officer. The executive officer’s level of attainment of individual performance goals will be included in the calculation of the bonus for the year based on the individual performance weighting (as described in the second table set forth below which illustrates the calculation of the 2008 bonus awarded as a percentage of salary).

2008 Compensation Decisions

     The table below summarizes our performance goal categories, 2008 weightings and our Compensation Committee’s assessment of Company performance as measured in terms of each category that was used to calculate the overall Company performance of 75%.

Corporate		2008	2008
Performance		Weighting	Result	Total
Category	Description	(A)	(B)	(A x B)
Clinical	Progress of product	40%	75%	30%
Development	candidates to and through
	clinical trials
Product	Research and	40%	63%	25%
Development	development, including
	process improvements
Corporate	In-licensing and out-	10%	100%	10%
Development	licensing technology and
	strategic transactions to
	enhance corporate
	business plan
Administration	Finance, legal, human	10%	100%	10%
	resources and intellectual
	property management
	Total Company Performance Goal			75%

     Highlights of the 2008 accomplishments taken into account by the Committee in determining the overall Company performance as well as individual performance for executive officers included the following:

Clinical Development

  Public presentation of data from Phase 1 clinical trial of GRN163L in multiple myeloma on clinical evidence of telomerase inhibition.

  Initiation of new clinical trials of GRN163L in breast cancer (combo with Taxol/Avastin) and multiple myeloma (combo with Velcade).

  File Investigational New Drug, or IND, application for GRNOPC1, hESC-derived oligodendrocyte progenitor cells for the treatment of acute spinal cord injury.

  Improvement of patient enrollment kinetics for GRNVAC1 clinical trial.

  Demonstration of immunological activity of GRNVAC1 in AML patients.

Product Development

  Qualified new contract manufacturing vendor for clinical supply of GRN163L.

  Obtained California licenses for clinical production of biologicals and tissue banking.

  Optimized production process for GRNCM1.

  Demonstrated growth and insulin production with implantation device for GRNIC1.

Corporate Development

  License agreement signed with Sienna Cancer Diagnostics to allow access to patents and know-how related to the detection and measurement of telomerase activity.

  Merck & Co., Inc. initiated a Phase I clinical trial of V934/V935, a non-dendritic cell based cancer vaccine candidate targeting telomerase. Merck is developing the vaccine candidate under a July 2005 Research, Development and Commercialization License Agreement with Geron that provided Merck with exclusive worldwide rights to develop and commercialize non–dendritic cell based vaccines targeting telomerase.

  Consolidated Geron’s equity position in Start Licensing with ViaGen, Inc.

Finance, Legal and Administration

  Secured $7.2 million grant from UK Stem Cell Foundation to support hESC-derived cells in the U.K.

  Issuance of new patents for composition of matter claims for hESC-derived cardiomyocytes and hESC-derived islet cells.

     ~~The Chief Executive Officer evaluates individual performance (for officers other than himself) through written evaluations. He provides the evaluations to the Committee along with his recommendations for each officer’s individual performance factor. The Committee reviewed the performance and assessment of each executive officer and then evaluated the Chief Executive Officer and assigned each officer’s individual performance factors, including achievement of business function-specific goals that support corporate goals, personnel management and employee development, leadership and organizational effectiveness and significant unplanned accomplishments or challenges.~~

     For 2008, the Committee concluded that on an overall basis Dr. Okarma had achieved 100% of his individual goals, which included providing overall management and leadership for all research and development programs; representing the Company to the investment community through frequent corporate presentations to provide updates on developments and progress; developing and mentoring other officers and employees for succession planning; serving as the primary Company spokesperson for the media and building overall corporate branding and image for recognition by physicians, patients and potential collaborators and partners, including governmental funding agencies in the U.S. and abroad. For 2008, the Committee concurred with Dr. Okarma’s recommendation for each executive officer’s achievement of his or her individual performance goals and concluded that each Named Executive Officer (NEO) on an overall basis had achieved 100% of his or her individual goals, which included support of the corporate initiatives mentioned above, and also departmental, functional goals, as described below.

  Mr. Greenwood’s 2008 individual goals included leadership of our finance department; establishing budgets and maintaining expense control in line with budgets; ensuring compliance with all relevant SEC and other regulations and continued development of collaborative strategic relationships to enhance our programs.

  Dr. Earp’s 2008 individual goals included development and implementation of appropriate strategies to ensure optimal intellectual property protection for our technologies, product candidates and research programs; evaluation and identification of potential technology licensing opportunities to enhance our programs and maintenance of current collaborative relationships.

  Dr. Harley’s 2008 individual goals included providing technical expertise and guidance related to telomerase-based programs and directing telomerase activation development for potential therapeutic applications.

  Dr. Lebkowski’s 2008 individual goals included leadership of our regenerative medicine project teams; implementation of manufacturing and clinical operations to facilitate therapeutic development of hESC-based product candidates and execution of our regulatory strategy to file the IND for GRNOPC1.

     Following were the bonus targets and weighting percentages used to calculate the 2008 bonus for the Named Executive Officers (NEOs):

	Bonus
	Potential			Bonus
	as a	Corporate	Individual	Awarded
	% of	Performance	Performance	as a % of
Officer and Position	Salary	Weighting	Weighting	Salary
Thomas B. Okarma, Ph.D., M.D.
President and Chief Executive Officer	60%	50%	50%	53%
David L. Greenwood
Executive Vice President, Chief Financial Officer	45%	50%	50%	39%
David J. Earp, Ph.D., J.D.
Senior Vice President, Business Development and Chief Patent Counsel	40%	50%	50%	35%
Calvin B. Harley, Ph.D.
Chief Scientific Officer, Telomerase Technologies	35%	50%	50%	31%
Jane S. Lebkowski, Ph.D.
Senior Vice President, Chief Scientific Officer, Regenerative Medicine	40%	50%	50%	35%

     For 2008, each NEO’s bonus determination was weighted 50% with respect to Company performance and 50% with respect to achievement of his or her individual goals. The bonus awarded as a percentage of salary is equal to the product of the target bonus as a percentage of salary multiplied by the sum of the (1) the product of the level of achievement of the Company’s performance in 2008 (75%, as described above), multiplied by the 50% weighting, and (2) the product of the level of achievement of individual goals (100% for each NEO in 2008), multiplied by the 50% weighting.

Long-Term Incentive Awards

     Historically, long-term incentive awards consisted primarily of stock options. However, in recent years there has been rapid evolution of practices relating to long-term incentive awards among companies with which the Company competes. Like many of these companies, in 2007 the Company began to utilize a mix of stock options and restricted stock awards for all employees, including executive officers. A number of factors contributed to the shift in higher use of restricted stock grants including:

  the desire to provide employees with the opportunity to receive and maintain an equity interest in the Company;

  the opportunity to increase employee and stockholder benefit through a diversity of types and designs of equity awards;

  reduction of the dilutive impact on shares outstanding in comparison to stock options; and

  recognition of a significant number of stock options with exercise prices above the Company’s stock price.

     Stock option grants and restricted stock awards from the 2002 Equity Incentive Plan encourage employee ownership in Geron, link pay with performance and align interests of stockholders and employees. Without sustained growth and positive stock price performance, all our employees, including executive officers, carry the risk that they will not be able to realize significant gains from their equity-based awards. The Committee determines the size of the stock option grant and restricted stock award according to each executive’s position within the Company and sets a level it considers appropriate to create an opportunity for reward predicated on increasing stockholder value. The Committee takes into account an individual’s performance history, his or her potential for future responsibility and promotion, and competitive total compensation targets for the individual’s position and level of contribution. Other factors include long-term incentives previously granted, the amount of actual vs. theoretical equity value per year that has been derived to date by the individual, the current actual value of the unvested equity grants for each individual, the percentage of stock option grants with exercise prices greater than the Company’s stock price and the number of stock option grants that have expired unexercised as a result of market conditions. The relative weight given to each of these factors varies among individuals at the Committee’s discretion. There is no set formula for the granting of stock options or other equity awards to individual executives or employees.

Equity Grant Practices and Vesting Conditions

     The Company has a consistent approach to equity granting practices. We do not backdate options nor grant options retroactively. In addition, we do not coordinate our option or restricted stock grants so that they are made before an announcement of favorable information or after an announcement of unfavorable information. Stock option grants to all newly hired employees are made on the third Wednesday of the month following the new employee’s hire date. To facilitate this practice, the Committee has authorized the Chief Executive Officer as the sole member of the Stock Option Committee to approve individual stock option grants up to 50,000 shares to non-executive employees. Restricted stock awards and stock option grants greater than 50,000 shares or for executive officers must be approved by the Committee. The exercise price of all stock options is equal to the closing price of Geron Common Stock as reported by the Nasdaq Global Market on the date of grant. Geron’s standard practice is to grant options that vest monthly over four years from the date of grant, provided the employee continues to provide services to the Company.

     Annual equity awards to all employees, including executive officers, are typically granted on the same date of the Annual Meeting of Stockholders, which is also the date that non-employee board members receive their equity awards in accordance with the 2006 Directors Plan. The exercise price for the annual stock option grants is equal to the closing price of Geron Common Stock as reported by the Nasdaq Global Market on the date of grant and the vest schedule is monthly over four years from the date of grant, provided the employee continues to provide services to the Company. For restricted stock awards, the vesting schedule is typically annually over four years from the date of grant, provided the employee continues to provide services to the Company. Given the intensely dynamic business environment in which the Company operates, it would be extremely difficult to craft meaningful performance objectives with such a long horizon. As a result, the vesting of all equity awards is contingent on an employee’s (including executive officer’s) continued employment with the Company, rather than on performance with regard to specific business objectives.

2008 Compensation Decisions

     In May 2008, the Committee granted a mix of stock options and restricted stock awards to all Geron employees, including executive officers. The Committee first pre-approved a grant matrix, based on employee base salary, level and individual performance ratings at the end of 2007, which determined the number of options that may be awarded to each employee, including executive officers. Once the number of stock options for each employee was determined, that number was then reduced by 50%. The restricted stock award for each employee, including executive officers, was equal to one-half of the reduced option grant. In addition, the Committee considered current equity holdings by employees and the remaining term of existing options, especially for those employees with more than seven years of service, including executive officers. The Committee noted that declines in the stock price due to market conditions have caused stock options granted in earlier periods to remain significantly out of the money and therefore have little value as incentives or retention. Also, the Committee noted that these out of the money options were close to expiry and would likely be unexercised. In consideration of these factors, the Committee granted additional stock options to employees, including executive officers, in order to provide new incentive and retention motivation. These additional stock options vest monthly over two years from the date of expiration of the out of the money unexercised options, provided the employee continues to provide services to the Company. See section “Grants of Plan-Based Awards” on page 36 for additional information regarding stock option grants and restricted stock awards to Named Executive Officers in 2008.

Other Benefits

     Geron offers a comprehensive array of benefit programs to its employees, including all executive officers. These include:

  Comprehensive medical, dental, vision coverage and life insurance;

  A cafeteria plan administered pursuant to Section 125 of the Internal Revenue Code of 1986, as amended (the Code). The cafeteria plan includes Geron’s medical and dental insurance, medical reimbursement, and dependent care reimbursement plans;

  A 401(k) plan. In 2008, the Company matched 100% of each employee’s annual contributions in Geron Common Stock, subject to a four-year vesting schedule from the employee’s start date; and

  The Purchase Plan, which is implemented and administered pursuant to Section 423 of the Code.

     Executive officers pay for 25% of their individual health premiums which is deducted from their gross salary. Other employees pay either 8% or 15% of the insurance premium cost.

     The Company does not offer any pension plans or health benefits during retirement.

Severance and Change in Control Benefits

     In September 2002, the Board of Directors approved a Change of Control Severance Plan (the Severance Plan) that became effective on January 21, 2003 and was subsequently revised in October 2006 and December 2008. The Severance Plan applies to all employees, and provides for each employee to receive a severance payment upon a triggering event following a change of control. A triggering event is defined as an event where (i) an employee is terminated by the Company without cause in connection with a change of control or within 12 months following a change of control; or (ii) an employee is not offered comparable employment (new or continuing) by the Company or the Company’s successor or acquirer within 30 days after the change of control or any employment offer is rejected; or (iii) after accepting (or continuing) employment with the Company after a change of control, an employee resigns within six 6 months following a change of control due to a material change in the terms of employment. Severance payments range from three to 18 months of base salary, depending on the employee’s position with the Company, payable in a lump sum payment. For executive officers, severance payments would be 15 months for Named Executive Officers, other than the Chief Executive Officer and 18 months for the Chief Executive Officer. In addition to a cash payment, the Company will also pay the COBRA health insurance premiums for each employee through the earlier of the end of his or her severance period (or the time that the employee obtains other coverage).

     In the event of a merger, acquisition or similar change in control of the Company, the 1992 Stock Option Plan, the 1996 Directors’ Stock Option Plan, the 2002 Equity Incentive Plan and the 2006 Directors Plan provide that each outstanding option and award will accelerate so that each option will be fully exercisable for all of the shares subject to such option immediately prior to the effective date of the transaction and each other type of award shall be fully vested. In addition, upon the occurrence of such transaction, the 2002 Equity Incentive Plan provides that all of the outstanding repurchase rights of the Company with respect to shares of Common Stock acquired upon exercise of options granted, as well as shares of restricted stock, under the 2002 Equity Incentive Plan will terminate.

     In January 2003, the Company entered into employment agreements with certain executive officers and key employees which were amended in 2008 to comply with the requirements of Code Section 409A. These agreements provide for severance pay, in lump-sum payment, equal to a percentage of annual salary (150% in the case of the Chief Executive Officer, 125% in the case of the Chief Financial Officer, and 110% in the case of each of the other executive officers) plus benefits continuation for one year to the affected executive officer in the event his or her employment is terminated involuntarily without cause. Payments under these agreements are to be reduced by the amount of any payments made under the Severance Plan previously described. The employment agreements provide that such executive officers may not interfere with the business of the Company by soliciting or attempting to solicit any employee of the Company to terminate his or her employment in order to become an employee, consultant or independent contractor to or for any competitor of the Company.

     The table below summarizes the potential payments under the Severance Plan or individual employment agreements for the Named Executive Officers if a termination or change in control event occurred on December 31, 2008:

		Before Change	After Change in
		in Control	Control
		Termination w/o	Termination w/o
		Cause or	Cause or	Change
Officer and Position	Benefit	for Good Reason (1)	for Good Reason (2)	in Control (3)
Thomas B. Okarma, Ph.D., M.D.	Severance	$802,500	$802,500
President and Chief Executive Officer
	Benefits	$12,008	$22,373
	Option and
	Restricted
	Stock
	Vesting			$1,585,421
Total		$814,508	$824,873	$1,585,421

David L. Greenwood	Severance	$518,750	$518,750
Executive Vice President, Chief Financial Officer	Benefits	$12,008	$18,644
	Option and
	Restricted
	Stock
	Vesting			$970,226
Total		$530,758	$537,394	$970,226

David J. Earp, Ph.D., J.D.	Severance	$357,500	$406,250
Senior Vice President,	Benefits	$16,286	$23,992
Business Development and Chief Patent Counsel	Option and
	Restricted
	Stock
	Vesting			$564,456
Total		$373,786	$430,242	$564,456

Calvin B. Harley, Ph.D.	Severance	$346,500	$393,750
Chief Scientific Officer, Telomerase Technologies	Benefits	$11,751	$18,324
	Option and
	Restricted
	Stock
	Vesting			$593,320
Total		$358,251	$412,074	$593,320

Jane S. Lebkowski, Ph.D.	Severance	$368,500	$418,750
Senior Vice President, Chief Scientific Officer,	Benefits	$11,771	$18,348
Regenerative Medicine	Option and
	Restricted
	Stock
	Vesting			$582,994
Total		$380,271	$437,098	$582,994

____________________

(1)	Amounts represent lump sum severance payments and continued benefits that could be paid to the Named Executive Officer under such officer’s employment agreement as of December 31, 2008.

(2)	Amounts represent lump sum payments and continued benefits that could be paid to the Named Executive Officer under the Company’s Severance Plan as adopted in December 2008 in the event of a termination in connection with a change in control on December 31, 2008. Any payments made under the Named Executive Officer’s employment agreement would be deducted from payments due under the Severance Plan.

(3)	Amounts represent an estimate of the intrinsic value of options that would become fully vested and exercisable and restricted stock awards that would fully vest upon a change of control assuming a market value of $4.67 per share as of December 31, 2008.

Perquisites

     Executive Officers do not receive perquisites.

Tax and Account Implications for Executive Compensation

     The Committee is responsible to address the issues raised by Section 162(m) of the Code, which makes certain “non-performance-based” compensation to certain executives of the Company in excess of $1,000,000 non-deductible to the Company. To qualify as “performance-based” under Section 162(m), compensation payments must be determined pursuant to a plan, by a committee of at least two “outside” directors (as defined in the regulations promulgated under the Code) and must be based on achieving objective performance goals. In addition, the material terms of the plan must be disclosed to and approved by stockholders, and the outside directors or the Committee, as applicable, must certify that the performance goals were achieved before payments can be awarded.

     The Committee will continue to examine the effects of Section 162(m), to monitor the level of compensation paid to the Company’s executive officers and take appropriate action in response to the provisions of Section 162(m) to the extent practicable while maintaining competitive compensation practices. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee reserves the right to recommend and award compensation that is not deductible under Section 162(m).

     In addition to considering the tax consequences, the Committee considers the accounting consequences of, including the impact of SFAS 123R, its decisions in determining the size and form of different equity-based awards.